Interim Consolidated Financial Statements (Unaudited)

September 30, 2010

PARAMOUNT RESOURCES LTD. Consolidated Balance Sheets (Unaudited) ($ thousands)

	September 30	December 31
	2010	2009
ASSETS
Current assets
Cash and cash equivalents	$ 22,721	$ 93,238
Accounts receivable	28,713	23,488
Risk management assets (Note 11)	1,781	2,187
Prepaid expenses and other	3,440	2,301
	56,655	121,214
Property, plant and equipment, net	819,648	716,235
Investments (Note 5)	269,125	234,586
Future income taxes (Note 12)	28,959	29,940
Goodwill (Note 3)	8,623	–
	$ 1,183,010	$ 1,101,975
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Drilling rig loan (Note 6)	$ 28,380	$ 29,380
Accounts payable and accrued liabilities	44,193	46,162
Current portion of stock-based compensation liability (Note 10)	20,320	11,441
	92,893	86,983
Long-term debt (Note 7)	203,598	93,655
Asset retirement obligations (Note 8)	114,809	103,462
Stock-based compensation liability (Note 10)	12,469	3,771
Future income taxes (Note 12)	839	41,194
	424,608	329,065
Shareholders’ equity
Share capital (Note 9)	394,601	393,087
Contributed surplus	3,341	2,890
Retained earnings	327,106	373,745
Accumulated other comprehensive income	33,354	3,188
	758,402	772,910
	$ 1,183,010	$ 1,101,975

See the accompanying notes to these Interim Consolidated Financial Statements.

Paramount Resources Ltd. | Third Quarter 2010

PARAMOUNT RESOURCES LTD. Consolidated Statement of Loss (Unaudited) ($ thousands, except as noted)

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009

Revenue
Petroleum and natural gas sales	$ 44,928	$ 36,271	$ 138,433	$ 116,674
Gain (loss) on financial commodity contracts (Note 11)	662	(272)	10,743	1,078
Royalties	(4,369)	(4,078)	(16,883)	(13,286)
	41,221	31,921	132,293	104,466
Expenses
Operating expense and production tax	12,827	11,463	38,054	44,184
Transportation	4,350	3,336	12,939	10,412
General and administrative	4,467	4,238	10,999	13,675
Stock-based compensation	8,061	13,582	23,104	14,025
Depletion, depreciation and accretion	47,728	31,000	132,673	97,975
Exploration	2,238	1,421	7,388	4,289
Dry hole	–	–	7,754	–
Loss on sale of property, plant and equipment	361	165	191	127
Interest and financing charges	3,484	2,525	9,061	8,424
Foreign exchange	(1,701)	(5,445)	(692)	(10,607)
	81,815	62,285	241,471	182,504
Income (loss) from investments (Note 5)	(967)	(1,324)	11,008	(12,202)
Other income (loss)	909	(509)	740	(411)
Loss before tax	(40,652)	(32,197)	(97,430)	(90,651)
Income and other tax expense (recovery) (Note 12)
Current and other	18	31	12	(605)
Future	(36,999)	(7,068)	(50,500)	(38,620)
	(36,981)	(7,037)	(50,488)	(39,225)
Net loss	$ (3,671)	$ (25,160)	$ (46,942)	$ (51,426)

Net loss per common share ($/share) (Note 9)
Basic and diluted	$ (0.05)	$ (0.38)	$ (0.65)	$ (0.78)

See the accompanying notes to these Interim Consolidated Financial Statements.

Paramount Resources Ltd. | Third Quarter 2010

PARAMOUNT RESOURCES LTD. Consolidated Statement of Cash Flows (Unaudited) ($ thousands)

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009

Operating activities
Net loss	$ (3,671)	$ (25,160)	$ (46,942)	$ (51,426)
Add (deduct)
Items not involving cash (Note 13)	24,892	37,885	104,271	96,255
Asset retirement obligation expenditures (Note 8)	(244)	(792)	(2,657)	(2,681)
Gain on sale of available-for-sale investment	–	(3,193)	–	(3,193)
Exploration and dry hole expenses	2,238	1,421	15,142	4,289
Stock incentive plan	–	–	(2,901)	(1,775)
	23,215	10,161	66,913	41,469
Change in non-cash working capital	(3,563)	977	(14,620)	9,284
Cash from operating activities	19,652	11,138	52,293	50,753
Financing activities
Proceeds from drilling rig loan, net	–	30,307	–	30,307
Drilling rig loan repayment (Note 6)	–	–	(1,000)	–
Net draw (repayment) of revolving long-term debt (Note 7)	50,722	(31,195)	111,266	557
Repayment of debt assumed on Redcliffe acquisition (Note 3)	–	–	(10,521)	–
Settlement of foreign exchange contract	–	–	–	12,205
Common shares issued	57	84	2,832	84
Common shares repurchased (Note 9)	–	–	–	(4,219)
Cash from (used in) financing activities	50,779	(804)	102,577	38,934

Investing activities
Property, plant and equipment and exploration	(57,675)	(22,548)	(176,110)	(95,117)
Redcliffe acquisition (Note 3)	–	–	(46,172)	–
Proceeds on sale of property, plant and equipment	102	–	1,119	449
Proceeds on sale of investment	–	4,605	–	4,605
Purchase of investments	(5,649)	(5,713)	(10,703)	(10,851)
Change in non-cash working capital	(8,877)	633	6,479	(33,537)
Cash used in investing activities	(72,099)	(23,023)	(225,387)	(134,451)

Net decrease in cash and cash equivalents	(1,668)	(12,689)	(70,517)	(44,764)
Cash and cash equivalents, beginning of period	24,389	22,056	93,238	54,131
Cash and cash equivalents, end of period	$ 22,721	9,367	$ 22,721	$ 9,367

Supplemental cash flow information (Note 13)
See the accompanying notes to these Interim Consolidated Financial Statements.

Paramount Resources Ltd. | Third Quarter 2010

PARAMOUNT RESOURCES LTD. Consolidated Statement of Shareholders’ Equity (Unaudited) ($ thousands, except as noted)

Nine months ended September 30	2010		2009
	Shares (000’s)		Shares (000’s)
Share Capital
Balance, beginning of period	72,058	$ 393,087	66,741	$ 302,727
Issued on exercise of stock options	362	6,264	12	165
Tax effect of flow-through share renunciations	–	(4,497)	–	–
Common shares repurchased	–	–	(616)	(2,815)
Change in unvested common shares for stock incentive plan	28	(253)	(178)	269
Balance, end of period	72,448	$ 394,601	65,959	$ 300,346
Contributed Surplus
Balance, beginning of period		$ 2,890		$ 2,398
Stock-based compensation expense on investees’ options		451		387
Balance, end of period		$ 3,341		$ 2,785
Retained Earnings
Balance, beginning of period		$ 373,745		$ 473,362
Common shares repurchased		–		(1,404)
Change in value of unvested common shares for stock incentive plan		303		(403)
Net loss		(46,942)		(51,426)
Balance, end of period		$ 327,106		$ 420,129
Accumulated Other Comprehensive Income
Balance, beginning of period		$ 3,188		$ –
Other comprehensive income, net of tax		30,166		1,728
Balance, end of period		$ 33,354		$ 1,728
Total Shareholders’ Equity		$ 758,402		$ 724,988

See the accompanying notes to these Interim Consolidated Financial Statements.

Paramount Resources Ltd. | Third Quarter 2010

Consolidated Statement of Comprehensive Income (Loss) (Unaudited) ($ thousands)

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Net loss	$ (3,671)	$ (25,160)	$ (46,942)	$ (51,426)
Other comprehensive income, net of tax
Change in unrealized gain on available-for-sale investments	28,549	3,753	33,599	4,921
Reclassification of accumulated (gains) to earnings, net of $0.1 million tax	–	(3,193)	(3,433)	(3,193)
Comprehensive income (loss)	$ 24,878	$ (24,600)	$ (16,776)	$ (49,698)

See the accompanying notes to these Interim Consolidated Financial Statements.

Paramount Resources Ltd. | Third Quarter 2010

Notes to Interim Consolidated Financial Statements (Unaudited)

($ thousands, except as noted)

1.  Basis of Presentation

These unaudited Interim Consolidated Financial Statements include the accounts of Paramount Resources Ltd. and its subsidiaries ("Paramount" or the "Company"), are stated in Canadian dollars, and have been prepared in accordance with Canadian Generally Accepted Accounting Principles using accounting policies and methods of application that are consistent with Paramount’s audited Consolidated Financial Statements as at and for the year ended December 31, 2009, except as disclosed in Note 2 below. Paramount has divided its operations into three business segments: Principal Properties, Strategic Investments and Corporate.

Certain information and disclosures normally required to be included in notes to annual consolidated financial statements have been condensed or omitted. Accordingly, these unaudited Interim Consolidated Financial Statements should be read in conjunction with Paramount’s audited Consolidated Financial Statements as at and for the year ended December 31, 2009.

Certain comparative figures have been reclassified to conform to the current year’s financial statement presentation.

 2.  Changes in Accounting Policy

Effective January 1, 2010, Paramount early adopted CICA Handbook section 1582 – "Business Combinations", which replaces the previous business combinations standard. The new standard requires that all of the assets acquired and the liabilities assumed in a business combination be recorded at fair value, which was not the case under the previous standard. The new standard also requires that previously held ownership interests be remeasured to the acquisition date fair value, rather than being restated to cost. In addition, the new standard requires that all acquisition costs associated with the acquisition are expensed, rather than capitalized as part of the acquisition, that contingent liabilities are recognized at fair value at the acquisition date and subsequently re-measured to fair value with changes recognized in earnings, and that a bargain purchase is recognized in earnings rather than being allocated to non-monetary assets. This new standard has been applied to the acquisition of Redcliffe Exploration Inc. ("Redcliffe").

Effective January 1, 2010, Paramount also early adopted CICA Handbook section 1601 – "Consolidations" and 1602 - "Non-controlling Interests", which together replaced section 1600 – "Consolidations". Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 requires non-controlling interests ("NCI") to be presented within equity. There is no impact on the Interim Consolidated Financial Statements from the adoption of these standards.

 3.  Acquisition of Redcliffe Exploration Inc.

On June 29, 2010, Paramount acquired, for cash consideration of $46.2 million, all 109.9 million issued and outstanding Class A shares of Redcliffe that it did not already own, including 340,000 Class A shares owned by certain officers of Paramount. Immediately prior to the acquisition, Paramount owned 23.5 million Class A shares of Redcliffe. Redcliffe was a Calgary based company with interests in petroleum and natural gas properties primarily at Karr-Gold Creek in the Peace River Arch and at Greater Pembina in southern Alberta. These financial statements include the results of operations of the acquired business for the period following the closing of the transaction on June 29, 2010.

The acquisition of Redcliffe has been accounted for using the acquisition method whereby all of the assets acquired and liabilities assumed are recorded at fair value. The following table summarizes the net assets acquired pursuant to the acquisition:

Paramount Resources Ltd. | Third Quarter 2010

Notes to Interim Consolidated Financial Statements (Unaudited)

($ thousands, except as noted)

Net assets acquired
Property, plant, and equipment	$ 66,943
Goodwill	8,623
Working capital deficit	(706)
Bank debt	(10,521)
Asset retirement obligations	(4,581)
Future income tax liability	(3,710)
Net assets acquired	$ 56,048

Cash purchase price	$ 46,172
Fair value of Redcliffe shares previously held	9,876
Total	$ 56,048

The allocation of the purchase price is provisional, and was estimated by management at the time of the preparation of these interim consolidated financial statements based on information then available. Amendments may be made to these amounts as the estimates are finalized.

Upon the acquisition of Redcliffe, a gain of $3.5 million previously recorded in Paramount’s other comprehensive income ("OCI") related to its investment in Redcliffe was reclassified to income from investments. Goodwill recorded on the acquisition of Redcliffe is primarily related to the Company’s recognition of asset retirement obligations and future income tax liabilities. None of the goodwill is deductible for tax purposes. The net assets acquired, including goodwill, have been allocated to the Principal Properties business segment.

Paramount incurred $0.3 million of transaction costs related to the Redcliffe acquisition, which were recognized in general and administrative expense.

If the acquisition of Redcliffe had been completed on January 1, 2010, Paramount’s petroleum and natural gas sales for the nine months ended September 30, 2010 would have been $144.6 million. From the date of acquisition to September 30, 2010, petroleum and natural gas sales related to properties acquired through the Redcliffe acquisition were $2.2 million. The impact of the acquisition on net income for the period January 1 to September 30, 2010 and June 29 to September 30, 2010 is impracticable to determine.

Paramount Resources Ltd. | Third Quarter 2010

Notes to Interim Consolidated Financial Statements (Unaudited)

($ thousands, except as noted)

 4.  Segmented Information

Paramount’s operations are divided into three business segments established by management to assist in resource allocation, to assess operating performance and to achieve long-term strategic objectives:

•

Principal Properties: Principal properties consist of: (i) the Kaybob Corporate Operating Unit ("COU"), which includes properties in West Central Alberta; (ii) the Grande Prairie COU, which includes properties in the Peace River Arch area of Alberta; (iii) the Northern COU, which includes properties in Northern Alberta, the Northwest Territories and Northeast British Columbia; and (iv) the Southern COU, which includes properties in Southern Alberta, Saskatchewan, Montana and North Dakota.

•

Strategic Investments: Strategic investments include: (i) investments in other entities, including affiliates; and (ii) investments in development stage assets where there is no near-term expectation of production, but a longer-term value proposition based on spin-outs, dispositions, or future revenue generation.

•

Corporate: Corporate is comprised of income and expense items, including general and administrative expense and interest expense, that have not been specifically allocated to Principal Properties or Strategic Investments.

Paramount Resources Ltd. | Third Quarter 2010

Notes to Interim Consolidated Financial Statements (Unaudited)

($ thousands, except as noted)

Three months ended September 30, 2010	Principal Properties	Strategic Investments	Corporate	Inter-segment Eliminations	Total
Revenue
Petroleum and natural gas sales, net of royalties	$ 40,559	$ –	$ –	$ –	$ 40,559
Gain on financial commodity contracts	662	–	–	–	662
	41,221	–	–	–	41,221
Expenses
Operating expense, production tax and transportation	17,177	–	–	–	17,177
General and administrative	–	958	3,509	–	4,467
Stock-based compensation	–	2,526	5,535	–	8,061
Depletion, depreciation and accretion	47,151	861	184	(468)	47,728
Exploration and dry hole	2,197	41	–	–	2,238
Loss on sale of property, plant and equipment	361	–	–	–	361
Interest and financing charges	–	305	3,179	–	3,484
Foreign exchange	–	–	(1,701)	–	(1,701)
	66,886	4,691	10,706	(468)	81,815
Loss from investments	–	(967)	–	–	(967)
Other income (expense)	290	–	(43)	–	247
Drilling rig revenue	–	3,205	–	(1,498)	1,707
Drilling rig expense	–	(2,121)	–	1,076	(1,045)
	(25,375)	(4,574)	(10,749)	46	(40,652)
Inter-segment eliminations	–	46	–	(46)	–
Segment loss	$ (25,375)	$ (4,528)	$ (10,749)	$ –	(40,652)
Income and other tax recovery					(36,981)
Net loss					$ (3,671)

Three months ended September 30, 2009	Principal Properties	Strategic Investments	Corporate	Inter-segment Eliminations	Total
Revenue
Petroleum and natural gas sales, net of royalties	$ 32,193	$ –	$ –	$ –	$ 32,193
Loss on financial commodity contracts	(272)	–	–	–	(272)
	31,921	–	–	–	31,921
Expenses
Operating expense, production tax and transportation	14,799	–	–	–	14,799
General and administrative	–	579	3,659	–	4,238
Stock-based compensation	–	3,913	9,669	–	13,582
Depletion, depreciation and accretion	30,760	470	160	(390)	31,000
Exploration and dry hole	1,353	68	–	–	1,421
Loss on sale of property, plant and equipment	165	–	–	–	165
Interest and financing charges	–	170	2,355	–	2,525
Foreign exchange	–	–	(5,445)	–	(5,445)
	47,077	5,200	10,398	(390)	62,285
Loss from investments	–	(1,324)	–	–	(1,324)
Other income	506	–	49	–	555
Drilling rig revenue	–	1,231	–	(1,231)	–
Drilling rig expense	–	(1,632)	–	568	(1,064)
	(14,650)	(6,925)	(10,349)	(273)	(32,197)
Inter-segment eliminations	–	(273)	–	273	–
Segment loss	$ (14,650)	$ (7,198)	$ (10,349)	$ –	(32,197)
Income and other tax recovery					(7,037)
Net loss					$ (25,160)

Paramount Resources Ltd. | Third Quarter 2010

Notes to Interim Consolidated Financial Statements (Unaudited)

($ thousands, except as noted)

Nine months ended September 30, 2010	Principal Properties	Strategic Investments	Corporate	Inter-segment Eliminations	Total
Revenue
Petroleum and natural gas sales, net of royalties	$ 121,550	$ –	$ –	$ –	$ 121,550
Gain on financial commodity contracts	10,743	–	–	–	10,743
	132,293	–	–	–	132,293
Expenses
Operating expense, production tax and transportation	50,993	–	–	–	50,993
General and administrative	–	2,282	8,717	–	10,999
Stock-based compensation	–	6,636	16,468	–	23,104
Depletion, depreciation and accretion	131,570	2,472	531	(1,900)	132,673
Exploration and dry hole	14,851	291	–	–	15,142
(Gain) loss on sale of property, plant and equipment	(36)	227	–	–	191
Interest and financing charges	–	907	8,154	–	9,061
Foreign exchange	–	–	(692)	–	(692)
	197,378	12,815	33,178	(1,900)	241,471
Income from investments	–	11,008	–	–	11,008
Other income (expense)	863	–	(185)	–	678
Drilling rig revenue	–	8,130	–	(6,423)	1,707
Drilling rig expense	–	(5,777)	–	4,132	(1,645)
	(64,222)	546	(33,363)	(391)	(97,430)
Inter-segment eliminations	–	(391)	–	391	–
Segment earnings (loss)	$ (64,222)	$ 155	$ (33,363)	$ –	(97,430)
Income and other tax recovery					(50,488)
Net loss					$ (46,942)

Nine months ended September 30, 2009	Principal Properties	Strategic Investments	Corporate	Inter-segment Eliminations	Total
Revenue
Petroleum and natural gas sales, net of royalties	$ 103,388	$ –	$ –	$ –	$ 103,388
Gain on financial commodity contracts	1,078	–	–	–	1,078
	104,466	–	–	–	104,466
Expenses
Operating expense, production tax and transportation	54,596	–	–	–	54,596
General and administrative	–	1,804	11,871	–	13,675
Stock-based compensation	–	3,913	10,112	–	14,025
Depletion, depreciation and accretion	97,170	561	634	(390)	97,975
Exploration and dry hole	4,047	242	–	–	4,289
Loss on sale of property, plant and equipment	127	–	–	–	127
Interest and financing charges	–	170	8,254	–	8,424
Foreign exchange	–	–	(10,607)	–	(10,607)
	155,940	6,690	20,264	(390)	182,504
Loss from investments	–	(12,202)	–	–	(12,202)
Other income	1,077	–	209	–	1,286
Drilling rig revenue	–	1,608	–	(1,608)	–
Drilling rig expense	–	(2,642)	–	945	(1,697)
	(50,397)	(19,926)	(20,055)	(273)	(90,651)
Inter-segment eliminations	–	(273)	–	273	–
Segment loss	$ (50,397)	$ (20,199)	$ (20,055)	$ –	(90,651)
Income and other tax recovery					(39,225)
Net loss					$ (51,426)

Paramount Resources Ltd. | Third Quarter 2010

Notes to Interim Consolidated Financial Statements (Unaudited)

($ thousands, except as noted)

 5.  Investments

	September 30, 2010		December 31, 2009
	(Shares/Units) (000’s)		(Shares/Units) (000’s)
Equity accounted investments:
Trilogy Energy Corp. ("Trilogy")	24,144	$ 106,893	23,995	$ 104,472
MGM Energy Corp. ("MGM Energy")	43,834	5,555	43,834	5,876
Paxton Corporation	1,750	4,399	1,750	4,574
Other		3,744		4,280
		120,591		119,202
Available-for-sale investments:
MEG Energy Corp. ("MEG")	3,700	132,645	3,700	101,750
NuLoch Resources Inc.	6,579	8,224	6,579	5,921
Other		7,665		7,713
		$ 269,125		$ 234,586

Income (loss) from investments is composed of the following:

Three months ended September 30	2010			2009
	Equity income (loss)	Dilution gain	Total	Equity income (loss)	Dilution loss	Total
Trilogy	$ (1,261)	$ –	$ (1,261)	$ (4,533)	$ –	$ (4,533)
MGM Energy	(198)	–	(198)	(246)	–	(246)
Paxton Corporation	(55)	–	(55)	(81)	–	(81)
Other	547	–	547	343	–	343
	$ (967)	$ –	(967)	$ (4,517)	$ –	(4,517)
Reclassification of accumulated gains from OCI			–			3,193
			$ (967)			$ (1,324)

Nine months ended September 30	2010			2009
	Equity income (loss)	Dilution gain	Total	Equity income (loss)	Dilution loss	Total
Trilogy	$ 3,526	$ 4,109	$ 7,635	$ (13,140)	$ –	$ (13,140)
MGM Energy	(708)	209	(499)	(856)	(1,500)	(2,356)
Paxton Corporation	(174)	–	(174)	(242)	–	(242)
Other	547	–	547	343	–	343
	$ 3,191	$ 4,318	7,509	$ (13,895)	$ (1,500)	(15,395)
Reclassification of accumulated gains from OCI			3,499			3,193
			$ 11,008			$ (12,202)

Paramount Resources Ltd. | Third Quarter 2010

Notes to Interim Consolidated Financial Statements (Unaudited)

($ thousands, except as noted)

In January 2010, Paramount participated in Trilogy Energy Trust’s distribution reinvestment plan ("DRIP"), acquiring an additional 0.1 million units (nine months ended September 30, 2009 – 1.2 million units) for $1.2 million.

On February 5, 2010, Trilogy Energy Trust converted from an income trust to a corporation, named Trilogy Energy Corp., through a business combination with a private company. Paramount’s 24.1 million Trilogy Energy Trust units (as of February 5, 2010) were converted into 12.8 million common shares of Trilogy Energy Corp., which are pledged as security for Paramount’s US Senior Notes, and 11.3 million non-voting shares of Trilogy Energy Corp.  The non-voting shares convert to common shares on a one-for-one basis if: i) beneficial ownership of the non-voting shares are transferred to any person that is not related to or affiliated with Paramount; or ii) Trilogy exercises its right to convert the non-voting shares to common shares.  As a result of the conversion, Paramount recognized a dilution gain of $4.1 million. Following the DRIP and conversion, Paramount owned approximately 21 percent of Trilogy’s equity (21.7 percent at December 31, 2009) and approximately 15 percent of its voting shares.

In the third quarter of 2010, MEG completed an initial public offering of its common shares on the Toronto Stock Exchange. As a result, Paramount’s investment in 3.7 million common shares of MEG, previously carried at $27.50 per share, was adjusted to the September 30, 2010 closing price of $35.85 per share, resulting in an unrealized gain of $30.9 million being recorded in accumulated other comprehensive income.

 6.  Drilling Rig Loan

At September 30, 2010, $28.4 million was outstanding on the drilling rig loan. Unless demanded by the bank, the remaining annual scheduled principal repayments are as follows: December 2010 - $1.5 million; 2011 - $4.0 million; 2012 - $5.1 million; 2013 - $5.1 million and 2014 - $12.7 million.

 7.  Long-Term Debt

	September 30, 2010	December 31, 2009
Canadian Dollar Denominated Debt
Bank credit facility	$ 111,266	$ –
U.S. Dollar Denominated Debt
8 ½ percent US Senior Notes due 2013 (US$90.2 million)	92,878	94,394
	204,144	94,394
Unamortized debt financing costs	(546)	(739)
	$ 203,598	$ 93,655

Bank Credit Facility

In April 2010, Paramount renewed its credit facility with the borrowing base and lender commitments remaining at $125 million. The credit facility is available on a revolving basis to April 30, 2011 and can be extended a further 364 days upon request, subject to approval by the lenders. In the event the revolving period is not extended, the credit facility would be available on a non-revolving basis for an additional year, at which time it would be due and payable. In July 2010, the borrowing base and lender commitments under the credit facility were increased from $125 million to $160 million.

Paramount had undrawn letters of credit outstanding totalling $16.7 million at September 30, 2010 that reduce the amount available under the credit facility.

Paramount Resources Ltd. | Third Quarter 2010

Notes to Interim Consolidated Financial Statements (Unaudited)

($ thousands, except as noted)

 8.  Asset Retirement Obligations

	Nine months ended	Twelve months ended
	September 30, 2010	December 31, 2009
Asset retirement obligations, beginning of period	$ 103,462	$ 87,237
Liabilities incurred	3,097	2,693
Liabilities settled	(2,657)	(4,050)
Disposal of properties	(327)	(88)
Accretion expense	6,713	8,603
Revision in estimated costs of abandonment	–	9,334
Assumed on Redcliffe acquisition	4,581	–
Foreign exchange	(60)	(267)
Asset retirement obligations, end of period	$ 114,809	$ 103,462

 9.  Share Capital

Normal Course Issuer Bid

In November 2008, Paramount received regulatory approval under Canadian securities laws to purchase Common Shares under a Normal Course Issuer Bid ("NCIB"), commencing November 20, 2008 for a twelve month period. Under the NCIB, Paramount was permitted to purchase for cancellation up to 3,387,456 Common Shares. For the nine months ended September 30, 2009, Paramount purchased 615,600 Common Shares under the NCIB for $4.2 million, of which $2.8 million was charged to share capital and $1.4 million was charged to retained earnings.

In April 2010, Paramount received regulatory approval under Canadian securities laws to purchase Common Shares under a NCIB (the "2010 NCIB") commencing April 13, 2010 for a twelve month period. Under the 2010 NCIB, Paramount is permitted to purchase for cancellation up to 3,626,476 Common Shares. No shares have been purchased to November 1, 2010.

Paramount has incurred sufficient qualifying expenditures to satisfy its commitment associated with the flow-through shares issued in October and November 2009.

Weighted Average Shares Outstanding

	Three months ended September 30		Nine months ended September 30
(thousands of common shares)	2010	2009	2010	2009
Weighted average common shares outstanding – Basic and diluted	72,439	65,947	72,355	66,103

Paramount Resources Ltd. | Third Quarter 2010

Notes to Interim Consolidated Financial Statements (Unaudited)

($ thousands, except as noted)

 10.  Stock-Based Compensation

Paramount Options

	Nine months ended September 30, 2010		Year ended December 31, 2009
	Weighted Average Exercise Price	Number	Weighted Average Exercise Price	Number
	($/share)		($/share)
Balance, beginning of period	$ 8.61	4,571,500	$ 14.48	6,117,700
Granted	19.85	64,000	9.73	2,344,000
Exercised	7.88	(368,500)	7.89	(121,500)
Cancelled or surrendered	8.72	(118,000)	18.86	(3,768,700)
Balance, end of period	$ 8.84	4,149,000	$ 8.61	4,571,500
Options exercisable, end of period	$ 7.34	840,334	$ 7.51	1,208,834

 11.  Financial Instruments and Risk Management

Risk management financial instruments outstanding at September 30, 2010 are as follows:

Instruments	Total Notional	Average Fixed Price	Fair Value	Remaining Term
Gas – AECO Sales	30,000 GJ/d	CAD $5.53/GJ	$ 2,016	October 2010
Gas – AECO Purchases	(15,000) GJ/d	CAD $3.87/GJ	(235)	October 2010
			$ 1,781

The changes in fair values of risk management assets and liabilities are as follows:

	Nine months ended September 30, 2010			Year ended December 31, 2009
	Commodity	Foreign Exchange	Total	Commodity	Foreign Exchange	Total
Fair value, beginning of period	$ 2,187	$ –	$ 2,187	$ 9,807	$ 9,883	$ 19,690
Changes in fair value	10,743	–	10,743	5,277	2,322	7,599
Settlements (received)	(11,149)	–	(11,149)	(12,897)	(12,205)	(25,102)
Fair value, end of period	$ 1,781	$ –	$ 1,781	$ 2,187	$ –	$ 2,187

Paramount has an outstanding commitment to sell 3,400 GJ/d of natural gas at $2.73/GJ plus an escalation factor to 2011, which had a fair value loss of $0.2 million at September 30, 2010 (December 31, 2009 – loss of $4.1 million). The Company has designated this contract as normal sales exception, and as a result, does not recognize the fair value of the contract in the Consolidated Financial Statements.

Paramount Resources Ltd. | Third Quarter 2010

Notes to Interim Consolidated Financial Statements (Unaudited)

($ thousands, except as noted)

 12.  Income Taxes

The following table reconciles income taxes calculated at the Canadian statutory rate to Paramount’s recorded income tax expense:

	Nine months ended September 30
	2010	2009
Loss before tax	$ (97,430)	$ (90,651)
Effective Canadian statutory income tax rate	28.12%	29.15%
Expected income tax recovery	$ (27,397)	$ (26,425)
Increase (decrease) resulting from:
Statutory and other rate differences	(12,227)	642
Non-taxable portion of gain	(467)	(3,906)
Income from investments and other	(6,070)	(1,160)
De-recognition of future tax assets	753	3,213
Stock-based compensation	5,907	3,918
Change in estimates	(10,973)	(14,292)
Other	(14)	(1,215)
Income and other tax recovery	$ (50,488)	$ (39,225)

13.  Consolidated Statements of Cash Flows – Selected Information

Items not involving cash

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Financial commodity contracts	$ 4,409	$ 272	$ 406	$ 10,079
Stock-based compensation	8,061	13,574	23,043	13,979
Depletion, depreciation and accretion	47,728	31,000	132,673	97,975
Gain on sale of property, plant and equipment	361	165	191	127
Foreign exchange	(2,439)	(6,394)	(1,206)	(14,018)
Distributions in excess of equity earnings and dilution	3,502	6,844	–	26,879
Equity earnings in excess of distributions	–	–	(757)	–
Future income tax	(36,999)	(7,068)	(50,500)	(38,620)
Other	269	(508)	421	(146)
	$ 24,892	$ 37,885	$ 104,271	$ 96,255

Paramount Resources Ltd. | Third Quarter 2010

Notes to Interim Consolidated Financial Statements (Unaudited)

($ thousands, except as noted)

Supplemental cash flow information

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Interest paid	$ 5,556	$ 4,995	$ 11,088	$ 10,823
Current and other tax paid	$ –	$ 69	$ 35	$ 160

Components of cash and cash equivalents

	September 30, 2010	December 31, 2009
Cash	$ 22,721	$ 23,250
Cash equivalents	–	69,988
	$ 22,721	$ 93,238

 14.  Subsequent Event

In October 2010, the Company received reassessments from the Canada Revenue Agency (the "CRA") of its income taxes relating to a prior year transaction (the "Reassessments").  Paramount disagrees with the Reassessments and is in the process of preparing notices of objection.  Despite its disagreement, and as a condition of its right to proceed with its objection to the Reassessments, the Company is required to deposit approximately $20 million with the CRA before the end of 2010, which amount will remain on account until the dispute is resolved.

Paramount Resources Ltd. | Third Quarter 2010